Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Explanatory Note: The following is a transcript of a presentation by Bristol-Myers Squibb Company and Celgene Corporation at the JP Morgan Healthcare Conference on January 7, 2019.

JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference C O R P O R A T E P A R T I C I P A N T S Giovanni Caforio Bristol-Myers Squibb Company - Chairman of the Board & CEO Mark J. Alles Celgene Corporation - Chairman & CEO C O N F E R E N C E C A L L P A R T I C I P A N T S Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst Cory William Kasimov JP Morgan Chase & Co, Research Division - Senior Biotechnology Analyst P R E S E N T A T I O N Cory William Kasimov - JP Morgan Chase & Co, Research Division - Senior Biotechnology Analyst All right. Good morning to everyone. My name is Cory Kasimov. I'm the senior large-cap biotech analyst at JPMorgan, and let me add my welcome to the 37th Annual Healthcare Conference. We're kicking things off a little differently this year as last week we obviously had one of the most significant pre-conference announcements ever with the Bristol-Myers/Celgene transaction. And now we're honored to have both management teams here for a fireside chat with myself and my colleague, Chris Schott. So from Celgene, we, of course, have the Chairman and CEO, Mark Alles; and from Bristol, we have the Chairman and CEO, Giovanni Caforio. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. And let me join Cory in welcoming both Mark and Giovanni to the stage this morning. I did want to mention one housekeeping item before we start. There's not going to be a breakout session following today's presentation. So we're just going to do the fireside. And with that, Giovanni, do you want to make some opening intro remarks? And we'll jump into the Q&A from there. Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Thank you, Cory. Thank you, Chris. Good morning, everyone. It's an honor to be here with Mark in opening this conference. I just want to spend 5 minutes to tell you how excited we are about the deal that has been announced and tell you a little bit more about the fantastic company we are creating. Before I do that, you have our disclosures here. And let me just give you sort of an overview of this extraordinary science leader and innovation leader that we are creating by combining Bristol-Myers Squibb and Celgene. This is a fantastic company. We are maintaining the focus on 3 areas of very high unmet medical need with oncology, autoimmune diseases and cardiovascular medicine. That's been our strategy at Bristol-Myers Squibb for many years. It complements extremely well the portfolio and the pipeline of Celgene. And together, we have an opportunity to build the #1 franchise in oncology across solid tumors and hematologic malignancies. We're actually combining forces to become a really important player in immunology. And of course, we maintain the #1 cardiovascular franchise with ELIQUIS. As I said, that the deal is really about science, innovation and pipeline. And when you look at the combined company, the opportunity to launch 6 new medicines in the next 24 months is a potential opportunity, which is just extraordinary. At the same time, we are increasing the number of Phase III assets in the company, and we are continuing to invest in a very broad life cycle management program for OPDIVO and our immuno-oncology franchise. So just think about the opportunity to do well for patients and generate value over the short term. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference I'm also really excited about the doubling of our early and mid-stage pipeline. These are assets across all therapeutic areas. They're truly innovative technologies. I'm sure we'll have a discussion about that. And underpinning this extraordinary set of opportunities, there's 2 things. First of all, great science. Both companies have significant expertise in small molecules. We will have, as a combined company, great experience and expertise with biologics, the leading franchise in cell therapy and great people from both companies that I look forward to bringing together with a real passion for science, innovation and for patients. So when we thought about this deal, we think about 4 drivers of value for shareholders of both companies. First of all, obviously, marketed products. We think about that in 2 ways and obviously, primarily, Revlimid. We think about Revlimid in 2 ways. First of all, it is a medicine that has transformed the treatment of multiple myeloma and does well for thousands of patients every day. For us, it's a platform where we think we can maintain a leadership position in hematology for the long term. And obviously, from our perspective, the cash flows for marketed products enable us to delever quite quickly. The deal is really about the science and innovation. And of course, cost synergies are important. I'm very confident we'll be able to deliver those synergies by bringing together 2 great companies. But the deal is really about the pillars that you see on the right. It's about the launches of the next 12 to 24 months. These are very innovative differentiated medicines that address needs of patients that are waiting. We'll be working together from day 1 to bring them to market successfully. And then the medium and long-term promise of the pipeline, which is quite extraordinary. So I'm really excited. This is a deal that makes sense scientifically. It makes sense strategically. It delivers value to shareholders from day 1, and it creates a fantastic company. Thank you. Cory William Kasimov - JP Morgan Chase & Co, Research Division - Senior Biotechnology Analyst All right. Thank you, Giovanni, for setting the stage like that. Q U E S T I O N S A N D A N S W E R S Cory William Kasimov - JP Morgan Chase & Co, Research Division - Senior Biotechnology Analyst And I guess to kick off the Q&A, let me start with Mark and maybe you can talk about why you think this is a good deal for Celgene shareholders and why now is the right time to execute on this deal. Mark J. Alles - Celgene Corporation - Chairman & CEO Well, first, Cory, thanks. Let me add my happy new year to everyone, and good morning. Celgene is a unique company that many of you have followed throughout the years. But I want to start by thanking the employees of the company and all the stakeholders who have been part of this journey up until now and thank Giovanni, his board, his leadership team, for their vision in creating what we believe will be the preeminent global biopharmaceutical company. So let me start there. I think it's the right deal at the right time because both companies are leaders in the cancer field, hematology and oncology. The complementarity is undeniable. The strategic vision of this deal is compelling. And I hope for most who cover this industry, it's pretty obvious even. For Celgene shareholders, it's compelling in that it provides substantial cash immediately after closing. It realizes and unlocks value for our shareholders immediately in that way. As everyone has seen from the structure of the deal, we're also participating as shareholders. That was important to Celgene, its board and its employees in that the deal contemplates approximately 31% ownership after closing. We see the re-rating of the stock in this company over time. We think that's enormous unrealized value for our shareholders that, as Giovanni lays out the strategic vision, we will realize over time. I think the third aspect of that, it continues to provide value and access to cash for our shareholders through dividends, which is something that many analysts have been asking me about over the last 2 years in the context of our strong cash flows. So I think in that context, it's important, and then additional value through the contingent value right that the deal applied to, as Giovanni talked about, these launched products. I'm sure we'll discuss that a little bit more. Both companies had a record year. 2018 for Celgene, as we announced this morning, was by far the best year in the company's history on operating momentum. Our fourth quarter unaudited is outstanding. We'll provide that update later in the month as part of our planned earnings. And of course, Bristol has already announced their view 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference for '19. The market, of course, is trading us how it's trading us, but our core businesses and our core products are doing extremely well. And as Giovanni points out and I'll close with, this is a scientific powerhouse. When you put together the innovation and the scientists for Bristol-Myers Squibb with what we've built through our network of partners and our stand-alone company, the scientific prowess of this company is unparalleled. And that's something, I think, intrinsically that will add value over time. So it is the right deal. It's the right time. We're very proud to be sitting here with Giovanni today. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. And maybe building on that, Giovanni, can you elaborate a little bit more on what the combination does that each company couldn't do on their own? So how do we think about the value Bristol brings to Celgene portfolio and vice versa? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes, Chris. I think that's really the core of the deal, in fact, because the 2 companies are so complementary. It's a unique combination. And so one thing I would say is that thinking about bringing together 2 companies this size that operate in the same therapeutic area, areas there's virtually no overlap for any major program. So what do we bring to the table together? Well, one of the things we're going to be working on from day 1 is really accelerating the preparation for 6 launches. And as -- at Bristol-Myers Squibb, we feel that we've built, because of experience with ELIQUIS and OPDIVO, an industry-leading access and reimbursement organization, particularly in the U.S. and clearly in oncology, well, I think that's going to be really important because we've got a lot to do. We've got 6 launches. In some areas like cell therapy, which is an area I'm really excited about, the access and reimbursement landscape is just beginning to be shaped today, and I think that we're going to be bringing together strong capabilities. The other one that I would mention is psoriasis. Otezla is doing very well. It is -- it has met an area of important need for patients. Celgene has done a great job establishing Otezla in the marketplace where we have been thinking about how we build an infrastructure commercially, medically from an access point of view as we think about the launch of TYK2. Well, that's a clear advantage to be bringing those 2 organizations together. I'm thinking about the potential launch of TYK2 in psoriasis. I think the launch will be quantumly more successful because of the 2 companies working together. And there are so many other examples where the complementarity of these 2 companies is just going to create more value than just the sum of Celgene and Bristol-Myers Squibb. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Makes a lot of sense. I think you talked a bit about the deal not necessarily being driven by Revlimid, but it's obviously a large piece of the Celgene story. So maybe you can talk a little bit about the assumptions you used on Revlimid and overall how you got comfortable with the IP landscape for the product. Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Sure, Chris. Obviously, it's a very important point. First of all, we have worked with Mark and the Celgene team and done very deep due diligence on Revlimid. And it starts from the fact that we've become very comfortable with their perspective about the strength of the IPS state on Revlimid and the assumptions that they've made and we've made with respect to the IP and the entry of generic. Of course, there are a number of scenarios that can play out, and we, as the acquiring company, have looked at and looked at those. And under all scenarios that we've assumed, we're very comfortable the deal creates value and the cash flows from Revlimid enable us to delever rapidly as a company. So that's really the way we've looked at it now. As I said earlier, when you look at the totality of the deal, this is really about science and innovation and creating the best pipeline in the industry. Mark J. Alles - Celgene Corporation - Chairman & CEO Might interject. As Giovanni is talking about with the near-term launches, Celgene stand-alone has talked about these 5 products being able to generate in an unadjusted platform between $12 billion and $14 billion in peak sales. Of course, this overlays the window that we're talking about 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. 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 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference with respect to Revlimid IP. So it's not only the confidence in the estate and the outlook for Revlimid cash flows, it's also how we layer on in the combined company a lot of launch revenue, a lot of new diversification. The combination plays out, I think, really, really nicely for the new Bristol-Myers Squibb. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. And one -- I guess, the one last one, Revlimid. The Celgene deal, I think you talked a lot about science platform you're creating, but it also brings a major patent expiration to the Bristol story. I think it's something The Street historically has been -- we have a tough time digesting. So how did you -- when you look to the complementary you're talking about, you look at the pipeline but then balanced against, you're kind of dealing with this Revlimid issue, how do that factor into how you thought about the deal and the combination? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes. I think that with the way we really think about it is we look at the combined company sort of almost without Revlimid. And when we look at that, we see a company that has an opportunity to grow over that period. We see a significant number of value-creation opportunity in the short term and a fantastic pipeline. And so that makes us comfortable that we are creating a company that actually prepares us really well for sustained growth, including the period later in the decade where we will have some losses of exclusivity. And as I said earlier, we think about the cash flow from Revlimid as really important to help us deliver, maintain a strong financial flexibility going forward. But when you think at the totality of the combined company, this is a growing company with significant diversification of opportunities in areas we know really well. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. And maybe to follow up finally on that. Just when we think about the cash flows of the combined company, can you just elaborate a little bit more about how we should think about the delevering process? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes. I think that -- so when you look at the company in the next 3 years, we're thinking about $45 billion of combined cash flow from the combined company. That gives us ample flexibility to delever rapidly. Obviously, paying down the debt is the priority in the short term. But in the medium and in the long term, we will continue to be able to invest in science and innovation and we're very comfortable with that. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. And I will leave some time to talk about the pipeline. But before we get to that, I did want to talk on the Bristol portfolio and specifically OPDIVO and your confidence in the growth outlook for the products. Can you just talk a little bit about how you're feeling about OPDIVO, how you're thinking about the immuno-oncology market? So I think that's one of the questions that surfaced as the transaction was announced. Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes, absolutely. So I feel very good about where we are. We had a really strong year with OPDIVO in 2018. We have leading shares in every one of our approved indications. I have over 20 registrational trials that I'm looking at in the future. And of course, there are some trials in lung cancer, which are very important over the course of this year. But then when we think about the future, we have one of the broadest programs in the adjuvant setting. We think that's one of the next chapters of the journey in immuno-oncology. We are very well positioned. And so one of the reasons why this is the right time to do a deal, it's because we have 2 very strong, highly performing franchises with OPDIVO and ELIQUIS that creates a solid foundation for this new company. And now we're going to build from that. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst So just to be clear here, nothing in this transaction should be read as less confidence in the OPDIVO outlook going forward? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Listen, this is the creation of a fantastic company. It's a sign of confidence in our ability to execute and the promise we have in the future. And I'm thinking about creating this great company from a position of strength. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. Cory William Kasimov - JP Morgan Chase & Co, Research Division - Senior Biotechnology Analyst So Giovanni, you've talked a lot about your excitement for Celgene's pipeline. How are you thinking about the company's big 5? Those 5 late-stage assets in particular? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes. I -- of course, as you can imagine, we have really looked at those with a lot of attention during the due diligence process. And I must say that Mark and his team, and these are great group of people at Celgene that we've worked with, we've become really excited about working together from day 1 of the due diligence. These are very differentiated medicines. They address areas of high unmet medical need. In 3 of these products, in fact, we already know the registrational data. They are derisked. And we think they're going to do great things for patients and they'll have a really important role to play in the market. With respect to the cell therapy platform, I'm actually really excited about that. I think it's the best platform in the industry. I believe that as we think about bringing those products to market, many of the short-term challenges with pricing and reimbursement and funding mechanisms will have evolved. So I think this is one case in which maybe coming in a little bit later is going to be an advantage. Ultimately, the profile looks really promising. So I guess, the answer is whether you look at luspatercept and fedratinib, the role that ozanimod can play in multiple sclerosis and the 2 cell therapy asset of JCAR017 and bb2121, we are really excited about these medicines. We've looked at this in detail. And as I said earlier, of course, the Celgene team is getting ready to launch them. I think we can add value by working together. I can't wait to get started to preparing for those launches because those 5 medicines, of course, together with TYK2, which is a really important program from Bristol-Myers Squibb Company, they're going to make a big difference for patients. Our perspective is that we're going to be adding more than $15 billion of peak sales from these 6 launches. Mark J. Alles - Celgene Corporation - Chairman & CEO So if I could pick up there, Cory, just imagining that you would want to talk about the CVR and the context of these launches, first, I'm very pleased to make sure people know we did some at the fedratinib NDA for myelofibrosis at the end of the year on time. We also submitted the sNDA for Revlimid in combination with rituximab in indolent relapsed/refractory non-Hodgkin's lymphoma. So those were 2 end-of-the-year opportunities that go directly to short-term opportunity, fedratinib being a new product. We're also very far along with the resubmission in the U.S. of ozanimod for relapsing multiple sclerosis. We continue to be very confident in submitting in Europe this quarter and resubmitting in the U.S. this quarter. People in this room, of course, will remember that at the start of the year, we had some gaps, deficiencies in the first submission. We've spent this year filling in those gaps, particularly against a secondary and then tertiary metabolite. We feel very, very good about the application at this point. And of course, our colleagues from Bristol-Myers Squibb have looked at that very, very carefully. So there's 2 products. Luspatercept at ASH was the featured product. It was the #1 abstract and it was highly viewed as one of the most important medicines to come along in hematology probably since Revlimid or maybe Imbruvica as an example. So luspatercept is completely derisked in the context of its submission later this year. The bb2121 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference profile, I know everyone is quite familiar with it at this point. These are patients with a median of 10, 15 lines of therapy for myeloma who will die if they don't get treated with an effective therapy. That's the population for 2121 with a breakthrough designation category. The last patient for the KarMMa study was reinfused at the end of last year. So the 128 patient pivotal trial is completely enrolled. Now we just wait. You know the data set. You know the safety profile. This is the point about being derisked. liso-cel, we've had the pivotal data for about 6, 8 months. Our focus is on the BLA, not updating the world about follow-up data, but on the regulatory submission for liso-cel. So when we think about the CVR and the 3 products that we've agreed are perhaps a little bit more idiosyncratic or unique, they make up the CVR, but there are 5 products here that are expected to launch, as Giovanni says, with derisked data in the next 18 to 24 months. All have the kind of upside opportunity in the short term in advance of any IP scenario that we see happening to Revlimid and its erosion, and that's on top of the life cycle for OPDIVO and other products that mechanically drive the cash flows and the upside for the company. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. Can you talk through -- last few minutes here, maybe for some synergy opportunity. Can you elaborate a little bit more on what you see there? And as part of that, I guess I think about both companies competing in rapidly evolving markets. So how do you ensure that you don't disrupt the organizations in these very important launches and end markets as you go about extracting those synergies? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Yes. I -- of course, we've thought about this long and hard. I'm comfortable in our ability to deliver those synergies because when you bring those 2 large companies together, there are always overlap. There are -- there is always an opportunity to do things together. And so I repeat, I'm very confident in our ability to do that. I clearly agree with you that the #1 priority for us is to have the resources that are necessary in order to accelerate this absolutely extraordinary pipeline to the marketplace. And so that's going to be the priority. I believe the synergies will come naturally for the -- from the integration of 2 large infrastructure. Let me just say a very important point. These are 2 companies with great and passionate people. We have an opportunity to bring the best of both to work together on something really special. And when I think about one of the things that makes me really enthusiastic about this deal is that this is and can continue to be the destination company for the best scientists in the world. And because of the model that we have between Bristol-Myers Squibb and Celgene, we've both always had a really clear focus on the fact that innovation is important wherever it comes from, whether it's internal or external. I think this new leading company will continue to be a company that works really effectively with the biotech sector and continues to be a driver of innovation in the marketplace. Mark J. Alles - Celgene Corporation - Chairman & CEO We're not naive. There will be challenges. There always are challenges when you're at the scale. That said, I believe that for sure, the Celgene team and I believe this about BMS, have known the company for my whole career, which is 32 years, we're going to rise above this. The patient need, the opportunity is so great. We'll rise above it. It really is a case of 2 companies, 1 mission, discover, develop, deliver drugs for patients with high unmet medical needs. The people at both companies know we'll do as well as we do for the patients that we seek to serve and then in between that is going to get in the way, and I believe Giovanni's leadership will make that happen. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. So maybe the last minute or 2 here. Early-stage pipeline, what are you guys most excited about as we think about the early-stage pipeline at the data that we'll be acquiring here? Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Well, I think there's many things, but there are 2 things I'm really excited about. First of all,, as I said, cell therapy. I think when you look at the Celgene strategy, we have the industry-leading platform here. I think we're just at the beginning, and I'm very excited about that. The second area that I want to touch on is BCMA. I think this is an extremely exciting target that can continue to transform the treatment of multiple myeloma. I believe 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 JANUARY 07, 2019 / 3:30PM, BMY - Bristol-Myers Squibb Co and Celgene Corp at JPMorgan Global Healthcare Conference that Celgene has the best and the broadest approach to BCMA with multiple shots on goal. I think that's something we're really, really excited about. The Celgene team has done fantastic work in this area and they're attacking BCMA from multiple modalities. I think we'll be able to play a leading role there. These are 2 examples of truly exciting things that we can't wait to start working on. This is very exciting. Mark J. Alles - Celgene Corporation - Chairman & CEO For the 15 years that I've been at Celgene, we've tried to unlock the mystery of how protein degradation works in a putative way against disease. And I'm very excited because we're at the cusp now of not just experimenting. But for example, in myeloma, in AML and in other diseases, we have molecules in the clinic that have specific protein targets for degradation, and they're working. So the platform of protein degradation in the setting of AML, myeloid disease broadly and multiple myeloma, this is now starting to become reality. Imagine a platform of small molecule chemistry that could work in the protein degradation space against known, and in some cases, new targets that were unknown until the chemistry matched up with the target. This is where we are right now. For example, we have an androgen receptor degrader that has just moved from development into a candidate for clinical development and we're super excited about it. This will all be part of the platform of the new BMS. So thank you. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Great. Well, I think we're just at about time. Thank you, guys, so much for joining this morning and best of luck for the transaction. Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO Thank you. Thank you, Mark. Mark J. Alles - Celgene Corporation - Chairman & CEO Thank you. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst Thanks so much, yes. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2019, Thomson Reuters. All Rights Reserved. 12250031-2019-01-07T17:31:34.900 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

 Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html. Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com. Certain Information Regarding Participants Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above. Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

 No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.